UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

FORM 6-K

_______________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

_______________

Park Ha Biological Technology Co., Ltd.
(Exact name of registrant as specified in its charter)

_______________

901, Building C
Phase 2, Wuxi International Life Science Innovation Campus
196 Jinghui East Road
Xinwu District, Wuxi, Jiangsu Province
People’s Republic of China 214000
(Address of Principal Executive Office)

_______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

2025 Extraordinary General Meeting

In connection with the 2025 extraordinary general meeting of Park Ha Biological Technology Co., Ltd., a Cayman Islands company (the “Company”), the Company hereby furnishes the following documents:

Exhibits

Exhibit No.	Description
99.1	Notice of 2025 Extraordinary General Meeting, dated November 28, 2025, to be mailed to the shareholders of the Company
99.2	Form of Proxy Card to be mailed to the shareholders of the Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 28, 2025

Park Ha Biological Technology Co., Ltd.
By:	/s/ ZHANG Xiaoqiu
Name:	ZHANG Xiaoqiu
Title:	Chief Executive Officer and Chairperson of the Board

2